Esperion Therapeutics, Inc.

3891 Ranchero Drive, Suite 150

Ann Arbor, MI 48108

April 22, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Esperion Therapeutics, Inc.: Registration Statement on Form S-3 filed April 15, 2022 (File No. 333-264303)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Esperion Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 26, 2022, at 4:00 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Mitchell S. Bloom of Goodwin Procter LLP at (617) 570-1055.

Sincerely,
Esperion Therapeutics, Inc.

/s/ Sheldon L. Koenig
Sheldon L. Koenig
President and Chief Executive Officer

cc:	Benjamin Looker, Esperion Therapeutics, Inc.
Mitchell S. Bloom, Esq., Goodwin Procter LLP
Nicole Daley, Esq., Goodwin Procter LLP